  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	November 26, 2018

Eldorado Gold Releases Updated Reserve and Resource Statement

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) today releases its updated Reserve and Resource estimates as of September 30, 2018.

Highlights

●
Total Proven and Probable Reserves of 389 million tonnes at 1.35 grams per tonne gold containing 16.9 million ounces.1
●
Added new reserves of 60,000 ounces of gold at Lamaque and replaced milled production (80,000 ounces of gold) at Efemcukuru.
●
Added 572,000 ounces of gold to the Lamaque Inferred Resources which now totals, 1.8 million ounces of gold.2
●
Maiden Inferred Resource at Bolcana in Romania of 381 million tonnes at 0.53 grams per tonne gold and 0.18% copper containing 6.5 million ounces of gold and 686,000 tonnes of copper.

George Burns, Eldorado Gold’s President and CEO said, “Our updated Mineral Reserves and Resources remain materially unchanged from December 2017 due to our conversion drilling and exploration success. We have increased our Inferred Mineral Resources at Lamaque and Stratoni, which underscores the long-term potential we have in our strong asset base.

With the declaration of a maiden Inferred Resource at Bolcana of 6.5 million ounces of gold and 686,000 tonnes of copper, we have outlined a significant gold copper porphyry deposit. We are very pleased with the announced resource and excited about the significant potential of this asset and will be exploring various alternatives to continue advancing Bolcana.”

Reserves and Resources Update

The Company’s Proven and Probable gold Reserves totalled 16.9 million ounces as of September 30, 2018, compared to 17.3 million ounces as of December 31, 2017.

Thousand Ounces
Proven and Probable in-situ gold ounces as of December 31,2017	17,327
Mined ounces including mining depletion during 20183	-284
Net discovered ounces and converted resources during 2018	159
Net decrease due to engineering and metallurgy	-265
Proven and probable in-situ gold ounces as of September 30, 2018	16,937

1 A gold price of $1,200 per ounce was used in the reserve estimates, the same as in 2017.
2 This does not include the Lamaque exploration results reported on October 25, 2018.
3 Mined ounces declared here are processed ounces.

The complete mineral reserve and resource data can be found at the end of this news release and includes the data for tonnes, grades and ounces.

The two percent decrease in Proven and Probable gold Mineral Reserve ounces was attributable to depletion and a reduction in Olympias Mineral Reserves. The reduction at Olympias was due to a geotechnical re-evaluation of historically mined areas, which resulted in these areas being removed from the latter years of the life of mine plan. This was partially offset (30%) by the addition of reserves from underground conversion drilling at Olympias.

Bolcana Maiden Mineral Resource

The maiden resource estimate for the Bolcana gold-copper porphyry project in Romania is based on 98 diamond drillholes totaling over 61,995 metres completed by Eldorado mainly in 2017-2018; and 17 drillholes totaling 4,609 metres and 4,224 metres of underground channel samples collected by European Goldfields in 2002-2004.

The Bolcana porphyry system includes three shallow mineralized zones (North, Central and South) over a strike extent of > 1 km, which coalesce at depth into a north-plunging high-grade mineralized core. Highest grades coincide with late-stage gold-rich dykes that are superimposed on an earlier gold-copper porphyry that intrudes broadly coeval breccias and andesitic country rocks. Stockwork veins and disseminations of chalcopyrite and subordinate bornite are hosted in the dykes and associated breccias. Alteration includes potassic assemblages (biotite–feldspar–magnetite) and a shallow pyrite-white mica-clay domain, with a magnetite-albite-chlorite-epidote overprint related to the late-stage dykes.

The Bolcana resource is classified as an Inferred Mineral Resource and is based on an open pit and an underground component. The open pit portion, which contains just over half the inferred resources, is constrained by a conceptual pit design with a depth of approximately 720 metres average depth. All resources outside this pit shell were available to be classified as underground Inferred Resources.

Preliminary rougher flotation testing on a suite of nine samples representative of the alteration and mineralogical variability in the deposit achieved recoveries of up to 90% for Cu and 86% for Au.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Eldorado Gold Mineral Reserves, as of September 30, 2018

Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402
Efemcukuru	2,135	6.77	465	2,246	5.69	411	4,381	6.22	876
Kisladag	110,463	0.82	2,912	5,284	0.60	102	115,747	0.81	3,014
Lamaque	215	7.12	49	3,872	7.26	904	4,087	7.25	953
Olympias	2,732	8.55	751	10,631	6.93	2,369	13,363	7.26	3,120
Perama	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
Skouries	75,804	0.87	2,132	81,862	0.62	1,641	157,666	0.74	3,773
Tocantinzinho	16,699	1.53	821	22,914	1.36	1,003	39,613	1.43	1,824

TOTAL GOLD	233,313	1.18	8,898	155,529	1.61	8,039	388,842	1.35	16,937
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555
Olympias	2,732	122	10,716	10,631	123	42,041	13,363	123	52,757
Perama	2,477	3	254	7,220	4	897	9,697	4	1,151
Stratoni	0	0	0	581	161	3,007	581	161	3,007
TOTAL SILVER	27,997	20	17,974	39,932	42	54,496	67,929	33	72,470
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779
TOTAL COPPER	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	2,732	4.0	109	10,631	4.3	457	13,363	4.2	566
Stratoni	0	0.0	0	581	6.2	36	581	6.2	36
TOTAL LEAD	2,732	4.0	109	11,212	4.4	493	13,944	4.3	602
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	2,732	4.9	134	10,631	5.6	595	13,363	5.5	729
Stratoni	0	0.0	0	581	8.3	48	581	8.3	48
TOTAL ZINC	2,732	4.9	134	11,212	5.7	643	13,944	5.6	777

Eldorado Gold Mineral Resources, as of September 30, 2018

Project	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.53	6,492
Certej	27,518	1.80	1,592	62,463	1.23	2,472	89,981	1.40	4,064	12,228	0.96	376
Efemcukuru	2,446	8.07	635	2,221	7.16	511	4,667	7.64	1,146	3,577	6.21	714
Kisladag	363,460	0.64	7,479	92,954	0.47	1,405	456,414	0.61	8,884	290,466	0.45	4,202
Lamaque	239	9.00	69	4,837	8.26	1,285	5,076	8.30	1,354	8,397	6.78	1,830
Olympias	2,551	10.49	860	12,176	7.60	2,975	14,727	8.10	3,835	3,437	8.04	888
Perama	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	10,542	5.70	1,932
Sapes	0	0.00	0	2,423	6.08	474	2,423	6.08	474	1,011	10.65	346
Skouries	100,018	0.79	2,534	189,263	0.47	2,867	289,281	0.58	5,401	170,136	0.31	1,680
Tocantinzinho	17,530	1.51	851	31,202	1.26	1,264	48,732	1.35	2,115	2,395	0.90	69

TOTAL GOLD	516,826	0.87	14,444	406,914	1.09	14,211	923,740	0.96	28,655	891,955	0.67	19,083
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	27,518	9	7,768	62,463	9	17,833	89,981	9	25,601	12,228	3	1,364
Olympias	2,551	152	12,467	12,176	134	52,457	14,727	137	64,924	3,437	132	14,586
Perama	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa	0	0	0	0	0	0	0	0	0	10,542	57	19,156
Stratoni	0	0	0	770	178	4,407	770	178	4,407	1,120	153	5,509
TOTAL SILVER	33,133	19	20,570	84,784	28	77,530	117,917	26	98,100	36,093	37	42,475
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.18	686
Skouries	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
TOTAL COPPER	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	551,136	0.23	1,264
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	2,551	4.9	125	12,176	4.6	560	14,727	4.7	685	3,437	3.8	131
Stratoni	0	0.0	0	770	6.9	53	770	6.9	53	1,120	6.1	68
TOTAL LEAD	2,551	4.9	125	12,946	4.7	613	15,497	4.8	738	4,557	4.4	199
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	2,551	6.1	156	12,176	6.2	755	14,727	6.2	911	3,437	3.8	131
Stratoni	0	0.0	0	770	9.3	72	770	9.3	72	1,120	8.2	92
TOTAL ZINC	2,551	6.1	156	12,946	6.4	827	15,497	6.3	983	4,557	4.9	223

Notes on Mineral Resources and Reserves

1.
Mineral reserves and mineral resources are as of September 30, 2018.
2.
Mineral reserves are included in the mineral resources.
3.
The mineral reserves and mineral resources are disclosed on a total project basis.

Mineral Reserve Notes

1.
Long Term Metal Price Assumptions

■
Gold price: $1,200/oz
■
Silver price: $16.00/oz (for Stratoni it was $8.14/oz Ag as governed by a streaming agreement with Silver Wheaton (Caymans) Ltd.)
■
Copper price: $2.50/lb
■
Lead price: $1,800/t
■
Zinc price: $2,000/t

Due to a limited mine life for Stratoni (3 years) the following Pb and Zn prices were used for its mineral reserves ($2,250/t Pb and $2,500/t Zn)

2.
Skouries

The open pit design is based on permit limits, not metal prices, therefore relatively insensitive to a falling or rising metal price environment. The underground designs were based on a Cu price of $3.00/lb. The change in the Cu price to $2.50/lb has no impact on the underground portion of the mineral reserves developed at that time given that the margin on the lowest value ore has been demonstrated to remain positive against the backdrop of updated operating costs. Nevertheless, it is recognized that at the lower Cu price approximately 17 Mt of the mineral reserves have marginal value, and a further decrease in metal prices would render these uneconomic. The impact would not be felt until the latter part of the project’s long mine life as the lower grade resources are located on the periphery of the orebody and at depth. Furthermore, the loss of these resources would not change the design philosophy or placement of long-term underground infrastructure, the result would be simply a shorter mine life.

3.
Cut-off Grades

Kisladag: $12.25 NSR ; Efemcukuru: 3.00 g/t Au; Lamaque: 3.50 g/t Au; Perama: 0.80 g/t Au; Tocantinzinho: 0.42 g/t Au; Skouries: $12.00 NSR (open pit), $33.33 NSR (underground); Olympias: $133 NSR (drift and fill), $116 NSR (long hole stoping); Stratoni: 13.5% Zn equivalent grade (=Zn%+Pb%*1.06+Ag%*113.5); Certej: 0.90 g/t Au equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).

4.
Qualified Persons

●
Richard Miller, P.Eng., Director, Mine Engineering (Open Pit) for the Company, has reviewed and approved the Kisladag and Perama mineral reserves, and is a “qualified person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”);

●
John Nilsson, P.Eng., of Nilsson Mine Services, has reviewed and approved the Skouries (open pit), Certej and Tocantinzinho mineral reserves, and is a “qualified person” under NI 43-101;

●
Colm Keogh, P.Eng, Manager, Underground Mining for the Company, has reviewed and approved the Efemcukuru, Olympias, Stratoni, Skouries (underground) and Lamaque mineral reserves, and is a “qualified person” under NI 43-101.

Mineral Resource Notes

1.
Cut-off Grades

Kisladag: 0.30 g/t Au for M+I, 0.35 g/t for Inferred; Efemcukuru: 2.5 g/t Au; Lamaque: 2.5 g/t Au; Perama: 0.5 g/t Au; Tocantinzinho: 0.3 g/t Au; Certej: 0.7 g/t Au; Skouries: 0.20 g/t Au equivalent grade (open pit), 0.60 g/t Au equivalent grade (underground) (=Au g/t + 1.6*Cu%); Olympias: $50 NSR; Piavitsa: 3.5 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit); Bolcana: 0.30 g/t Au equivalent grade (open pit), 0.65 g/t Au equivalent grade (underground) (=Au g/t + 1.27*Cu%); Stratoni: resources are geologically constrained to massive sulfide material based on the sharpness of the mineralized contacts and the high grade nature of the mineralization.

2.
Qualified Persons

●
Ertan Uludag, P.Geo, Resource Geologist for the Company, has reviewed and approved the Efemcukuru, Olympias, Kisladag and Stratoni mineral resources, and is a “qualified person” under NI 43-101;
●
Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, has reviewed and approved the Lamaque, Certej, Skouries, Perama, Piavitsa, Tocantinzinho and Bolcana mineral resources, and is a “qualified person” under NI 43-101;
●
Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for the Company, has reviewed and approved the Sapes mineral resources, and is a “qualified person” under NI 43-101.

Note Regarding Mineral Reserve and Mineral Resources:
All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101. Additional information on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Eldorado’s annual information form for the year ended December 31, 2017 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedar.com:

●
Technical report entitled "Technical Report, Kişladağ Milling Project, Turkey” with an effective date of March 16, 2018.
●
Technical report entitled "Technical Report on the Efemçukuru Project” dated September 17, 2007 with an effective date of August 1, 2007.
●
Technical report entitled “Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece” dated July 14, 2011 with an effective date of July 14, 2011.
●
Technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 1, 2018.
●
Technical report entitled “Technical Report, for the Lamaque Project, Quebec, Canada’” an effective date of March 21, 2018.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our mineral reserves and resources, our guidance and outlook, including expected production and recoveries of gold, projected all-in sustaining costs and cash operating costs, planned capital and exploration expenditures; and the outstanding potential for the Triangle deposit at Lamaque; our expectation as to our future financial and operating performance, including future cash flow, estimated all-in sustaining costs and cash operating costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules and proposed share consolidation.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for the Company, and a "qualified person" under NI 43-101.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louiseb@eldoradogold.com